================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                            ON TRACK INNOVATIONS LTD.
                            -------------------------
                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS 0.1 PER SHARE
                  --------------------------------------------
                         (Title of Class of Securities)

                                   M8791A 109
                                 --------------
                                 (CUSIP Number)

                                   ODED BASHAN
                             Z.H.R. INDUSTRIAL ZONE
                      P.O. BOX 32, ROSH PINA, ISRAEL 12000
                              (011) 972-4-686-8000

                                 WITH COPIES TO:
                              DAVID P. STONE, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 20, 2004
                               -------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

================================================================================


---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    M8791A 109                                   13D                         Page 2 of 6
---------------------------- ----------------------------------------              -------------------------------------------------
------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       ODED BASHAN

                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:          N.A.
------------------- -------------------------------------------------------------------------------------------- -------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (A) [ ]
                                                                                                                            (B) [X]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY
------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               OO, PF
------------------- -------------------------------------------------------------------------------------------- -------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                                                                              [ ]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             ISRAEL
---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            1,487,911 (1)
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                               --
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       882,543(2)
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                          --

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       1,483,911
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  (3)                                      [X]
------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          17.5% (4)
------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         HC, IN
------------------- ------------------------------------------------- --------------------------------------------------------------

(1) Consists of (i) 135,368 ordinary shares held directly by Mr. Bashan, (ii 747,175 ordinary shares underlying options exercisable within 60 days, and (iii) 574,248 ordinary shares, and 31,120 ordinary shares underlying warrants exercisable within 60 days, as to which Mr. Bashan has (a) voting power pursuant to irrevocable proxies granted in connection with private placements and (b) no disposition power.

(2) Consists of (i) 135,368 ordinary shares held directly by Mr. Bashan and (ii) 747,175 ordinary shares underlying options exercisable within 60 days.

(3) The aggregate amount in row (11) excludes 4,000 ordinary shares held by Oded Bashan Holdings Ltd., which is wholly-owned by Mr. Bashan's wife. Mr. Bashan disclaims beneficial ownership of the shares held by Oded Bashan Holdings Ltd.

(4) Percentage of beneficial ownership is based on the number of outstanding ordinary shares of 7,741,276. Shares beneficially owned by Mr. Bashan include shares that may be acquired thereby pursuant to options and warrants exercisable within 60 days of the date of this Amendment No. 3. Ordinary shares deemed to be beneficially owned by virtue of Mr. Bashan's right to acquire these shares within 60 days of the date of this Amendment No. 3 are treated as outstanding only for purposes of determining the percent owned by Mr. Bashan.

EXPLANATORY NOTE

This Amendment No. 3 (this "Amendment No. 3") amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed on November 24, 2003, as amended by that certain Amendment No. 1 filed on January 16, 2004 and that certain Amendment No. 2 filed on June 18, 2004, by Oded Bashan. Capitalized terms used herein and not otherwise defined herein have the respective meanings ascribed thereto in the Schedule 13D, as amended to date. This Amendment No. 3 relates to the adoption of a sales plan pursuant to Rule 10b5-1(c) by Oded Bashan, as described below under Item 4.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              Item 3 is amended and restated as follows:

              As of January 16, 2004, Mr. Bashan had been granted irrevocable proxies by a number of purchasers ("the Proxy Purchasers") in connection with private placements in November and December 2003 and January 2004 to vote in his sole discretion all of the ordinary shares of OTI held by such Proxy Purchasers, including any future shares acquired by such Proxy Purchasers. As of September 23, 2004, the Proxy Purchasers hold 574,248 ordinary shares of OTI and 31,120 warrants to acquire ordinary shares of OTI, all of which are subject to the irrevocable proxies. Mr. Bashan holds the voting power with respect to such ordinary shares for so long as the shares are held by the Proxy Purchasers.

              As of September 23, 2004, Mr. Bashan is the beneficial owner of 1,487,911 shares of OTI, consisting of (i) 135,368 ordinary shares held directly by Mr. Bashan, (ii) 747,175 ordinary shares underlying options exercisable within 60 days, and (iii) 574,248 ordinary shares, and 31,120 ordinary shares underlying warrants exercisable within 60 days, as to which Mr. Bashan has (a) voting power pursuant to irrevocable proxies granted in connection with private placements and (b) no disposition power.

ITEM 4.       PURPOSE OF TRANSACTION.

              On September 20, 2004, Mr. Bashan entered into a sales plan (the "Sales Plan") with a third party broker (the "Broker") pursuant to the provisions of Rule 10b5-1(c) of the Securities Exchange Act of 1934, as amended. The Sales Plan complies with the requirements of Rule 10b5-1(c) and permits sales to be made through the Broker until March 31, 2005, unless the Sales Plan is terminated earlier in accordance with its terms. The Sales Plan provides for sales of up to 142,000 shares of OTI held by Mr. Bashan (which constitutes less than 20% of the total number of options exercisable within 60 days held by Mr. Bashan) upon the satisfaction of certain pricing and other conditions. Mr. Bashan has adopted the Sales Plan for diversification and liquidity purposes. In particular, Mr. Bashan has exercised, and intends to continue to exercise, options granted to him under OTI's 2001 Share Option Plan. He intends to sell shares issued to him upon such exercise mainly to finance his payment of the exercise price and related income tax obligations.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

              Item 5 is amended and restated as follows:

              (a) Mr. Bashan beneficially owns 1,487,911 ordinary shares, which represent approximately 17.5% of OTI's issued and outstanding ordinary shares, consisting of (i) 135,368 ordinary shares held directly by Mr. Bashan, (ii) 747,175 ordinary shares underlying options exercisable within 60 days, and (iii) 574,248 ordinary shares, and 31,120 ordinary shares underlying warrants exercisable within 60 days, as to which Mr. Bashan has (a) voting power pursuant to irrevocable proxies granted in connection with private placements and (b) no disposition power.

              (b) Mr. Bashan has the sole power to vote 1,487,911 ordinary shares he beneficially owns. Mr. Bashan has the sole power to dispose of 882,543 ordinary shares (including 747,175 ordinary shares underlying options exercisable within 60 days), and the Proxy Purchasers have the sole power to dispose of 605,368 ordinary shares (including 31,120 ordinary shares underlying warrants exercisable within 60 days).

              (c) The sales set forth below were made by Mr. Bashan in open market transactions pursuant to the Sales Plan:

                 Date            Number of Shares Sold      Price Per Share
                 ----            ---------------------      ---------------
              09/20/2004                 4,000                   $9.10
              09/20/2004                 2,000                   $9.20
              09/21/2004                 2,000                   $9.00
              09/21/2004                 4,000                   $9.10
              09/21/2004                 2,000                   $9.15
              09/21/2004                 2,000                   $9.20
              09/22/2004                 4,950                   $9.00
              09/22/2004                 4,000                   $8.85

As noted above, all of the sales described above (which sales constitute less than 20% of the total number of shares available for sale under the Sales Plan) were of shares issued to Mr. Bashan upon his exercise of outstanding stock options, and the proceeds of those sales were and will be used in part to pay the exercise price of the options and related income tax obligations. In addition, all of the sales described above were made at the Broker's discretion in compliance with the requirements of Rule 10b5-1(c).

              Other than the transactions described above in this Item 5, Mr. Bashan has not engaged in any transactions in OTI's ordinary shares during the past sixty (60) days.

              (d) Except for Mr. Bashan, the Lenders and the Proxy Purchasers, no other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of securities covered by the Schedule 13D as amended by this Amendment No. 3.

              (e) N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Mr. Bashan has entered into a Sales Plan effective September 20, 2004 with respect to the ordinary shares of OTI as described in Item 4 above.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              The following document is filed as an exhibit hereto:

              Exhibit 1. Sales Plan, dated as of September 20, 2004, between Oded Bashan and CIBC Israel Ltd. Corp., acting as agent.

                                    SIGNATURE
                                    ---------

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 24, 2004


                                              By:  /s/ Oded Bashan
                                                   -----------------------------
                                                   Oded Bashan